                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
-------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)

                             CLASS D COMMON SHARES,
       NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
                  AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                       SEVEN CLASS D SHARES (the "ADSs")
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                 P3055Q103 (Class D Shares); 204421101 (ADSs)
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Marianne Drost, 1255 Corporate Drive
                    Irving, Texas 75038  Tel: (972) 507-2105
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 23, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     P3055Q103 (Class D Shares)                               PAGE  2
              204421101 (ADSs)

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GTE Venezuela Incorporated
                 IRS Identification No. 13-3634506
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
            Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY            Class D Shares: None
        EACH              ADSs: None
     REPORTING        ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
        WITH              Class D Shares: 32,945,829
                          ADSs: 4,706,547
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          Class D Shares: None
                          ADSs: None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares: 32,945,829
      ADSs: 4,706,547
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Class D Shares: 8.5%
      ADSs: 8.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

CUSIP No.     P3055Q103 (Class D Shares)                                 PAGE 3
              204421101 (ADSs)

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GTE Corporation
                 IRS Identification No. 13-1678633
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
            Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            State of New York
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY            Class D Shares: None
        EACH              ADSs: None
     REPORTING        ----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
        WITH              Class D Shares: 32,945,829
                          ADSs: 4,706,547
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          Class D Shares: None
                          ADSs: None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares: 32,945,829
      ADSs: 4,706,547
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Class D Shares:  8.5%
      ADSs:  8.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

                  The following is a second amendment to the Statement on
Schedule 13D (the "Schedule 13D"), filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1998, in connection with the purchase by GTE Venezuela Incorporated of American Depositary Shares each representing seven Class D Shares nominal par value Bs. 36.90182224915 of Compania Anonima Nacional Telefonos de Venezuela (CANTV).

Item 1 of the Schedule 13D is amended in its entirety to read as follows:

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D relates to 4,706,547 American Depository Shares (the "ADSs") each representing seven Class D Shares nominal value Bs. 36.90182224915 per share (the "Class D Shares") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Issuer") owned beneficially by GTE Corporation through its indirect wholly-owned subsidiary GTE Venezuela Incorporated. CANTV has its principal executive offices at Edificio CANTV, Primer Piso, Avenida Libertador, Caracas, Venezuela. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued under a Deposit Agreement dated as of November 27, 1996 among CANTV, Citibank, N.A., as depositary (the "Depositary"), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 111 Wall Street, New York, New York 10005.

Item 2 of the Schedule 13D is amended in its entirety to read as follows:

ITEM 2.  IDENTITY AND BACKGROUND

                  This statement is being filed by GTE Corporation, which is incorporated in New York, and by its indirect wholly-owned subsidiary, GTE Venezuela Incorporated ("GTE Venezuela"), which is incorporated in Delaware. GTE Corporation is one of the largest publicly held telecommunications companies in the world and a leading provider of integrated telecommunications services. In the United States, GTE provides local service in 28 states and wireless service in 17 states; nationwide long-distance service and internetworking services ranging from dial-up Internet access for residential and small business consumers to Web-based applications for Fortune 500 companies; as well as video service in selected markets. Outside the United States, the company serves 9 million telecommunications customers. In addition, GTE is also a leader in government and defense communications systems and equipment, directories and telecommunications-based information services, and aircraft-passenger telecommunications. GTE Venezuela acts as a holding company for GTE Corporation's investment in the Issuer. GTE Corporation and GTE Venezuela are sometimes referred to herein as the "Reporting Persons." GTE Venezuela is a wholly-owned subsidiary of GTE International Telecommunications Incorporated ("GTE International"), a Delaware corporation, which in turn is a wholly-owned subsidiary of GTE Corporation. The principal business office of GTE Corporation, GTE International and GTE Venezuela is 1255 Corporate Drive, Irving, Texas 75038-2518, U.S.A.

                  The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto.

                  Within the last five years, neither GTE Corporation, GTE International, GTE Venezuela nor, to the best of the Reporting Persons' knowledge, any of persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  GTE Corporation made capital contributions aggregating approximately US$190,000,000 from its working capital to GTE International which in turn made capital contributions to GTE Venezuela in the same aggregate amount to enable GTE Venezuela to purchase the ADSs to which this Schedule 13D relates.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION

                  The Reporting Persons acquired beneficial ownership of the ADSs to which this Schedule 13D relates in the recent SEC-registered initial public offering of ADSs and Class D Shares by the Republic of Venezuela and in open market transactions following such public offering. At the time of such offering, GTE Corporation had announced its intention to purchase ADSs up to an aggregate of US$200,000,000 and that it had placed an order with the global coordinators for such offering.

In addition to the ADSs to which this Schedule 13D relates, in December 1991 the Reporting Persons, through a subsidiary 51% owned by GTE Venezuela, VenWorld, Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela, acquired operational control and 40% of the equity share capital of the Issuer from the Government of Venezuela for a purchase price of approximately US$1.885 billion. The shares owned by VenWorld constitute all of the issued and outstanding Class A shares, nominal value Bs. 36.90182224915 per share (the "Class A Shares"), of the Issuer. The 49% of VenWorld not held by the Reporting Persons was held directly or by wholly-owned subsidiaries of T.I. Telefonica Internacional de Espana, S.A. (16%), La Electricidad de Caracas, S.A.C.A., S.A. I.C.A. (16%), Banco Mercantil as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A. (12%), and AT&T Corporation (5%) (collectively, together with the Reporting Persons, the "Consortium Participants").

                  On December 22, 1998, GTE Venezuela Incorporated and Banco Mercantil C.A., as trustee for certain of the trusts established as a result of the liquidation of Inversiones Cimatel, C.A., entered into a private transaction to exchange 7,728,307 of Banco Mercantil's common shares in VenWorld for 3,116,653 ADSs, owned by GTE Venezuela. As a result of this transaction, GTE Venezuela's holdings of CANTV ADSs declined to 4,706,547 or approximately 8.5% of the Issuer's total Class D shares. Additionally, GTE Venezuela now owns 57.8% of the common shares of VenWorld and Banco Mercantil's ownership in VenWorld declines to 5.2% from 12.0%.

                  The Reporting Persons acquired the ADSs and increased their equity position in VenWorld, to which this Schedule 13D relates, because they believe that the ADSs and the ownership in VenWorld represent an attractive investment opportunity. In connection with GTE Corporation's acquisition of shares of the Issuer in the initial public offering of the Class D Shares by the Republic of Venezuela, GTE Corporation issued a press release in which GTE Corporation's Chairman and Chief Executive Officer, Charles R. Lee, said "We are extremely pleased with CANTV's progress and remain committed to Venezuela and optimistic about its future. We are seeing an improvement in both the country and the Company, and believe GTE's further investment makes good sense for our shareholders and reinforces our commitment to Venezuela". The increased equity position in VenWorld to which this Schedule 13D relates principally provides to the Reporting Persons an increased economic stake in the Issuer. In addition, after January 1, 2001 the holders of ADSs will be entitled to vote together with holders of shares of classes other than Class D Shares in the election of a majority of the directors of the Issuer, and the purchase of the ADSs will increase the Reporting Persons' voting power at that time. See Item 6 below. The Reporting Persons may make additional purchases of ADSs or Class D Shares or other securities of the Issuer either in the open market, in private transactions or otherwise depending on such factors as the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions, including economic conditions in the Republic of Venezuela, the Issuer's principal market, stock market conditions and other future developments. Depending on similar factors, the Reporting Persons may decide to sell all or part of their investment in the ADSs or other securities of the Issuer, although they have no current intention to do so. The Reporting Persons may from time to time seek to influence business strategies of the Issuer with respect to such matters as acquisitions, dispositions, and changes in management or dividend policies or other extraordinary transactions.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Reporting Persons and GTE International beneficially own 4,706,547 ADSs each representing seven Class D Shares. The Class D Shares represented by these ADSs represent 8.5% of the total number of outstanding Class D Shares on December 23, 1998, or approximately 3.3% of the Issuer's total share capitalization. To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto owns beneficially any Class D Shares or ADSs representing Class D Shares, except as follows:

                                       ADSs

 Name and Position             owned beneficially                % of Class D Shares represented
 -----------------             ------------------              ---------------------------------
 Charles R. Lee,                      11,000                                        *
   Chairman, Chief
   Executive Officer
   GTE Corporation;
   Director,
   GTE Corporation

 Kent B. Foster,                       1,000                                        *
   President,
   GTE Corporation;
   Director,
   GTE Corporation

 Michael T. Masin,                     4,350                                        *
   Vice Chairman and
   President-
   International,
   GTE Corporation;
   Director,
   GTE Corporation

 Armen Der                             1,000                                        *
   Marderosian, Senior
   Vice President-
   Technology and
   Systems,
   GTE Corporation

 Russell E. Palmer,                    2,000                                        *
   Director,
   GTE Corporation

 _______________
 *Less than .1%.

                                       ADSs

 Name and Position             owned beneficially                % of Class D Shares represented
 -----------------             ------------------              ---------------------------------
 Fares F. Salloum                      3,000                                        *
   President,
   GTE Venezuela

 Alfred C. Giammarino,
   Vice President-Finance              2,000                                        *
   and Planning,
   GTE Venezuela

 Andrew T. Jones,                      4,000                                        *
   Vice President,
   GTE Venezuela





 _______________
 *Less than .1%.

         (b) The Reporting Persons and, to the best of the Reporting Persons' knowledge, the persons listed in the above chart each has the sole power to vote and the sole power to dispose of the ADSs and the Class D Shares represented thereby as held by each of them, except Mr. Foster and Mr. Palmer who own their ADSs jointly with their spouses.

         (c) Except as described in Item 4 above, in the past sixty days from the date of this statement, none of the Reporting Persons have purchased or sold any of the acquired ADSs each representing seven Class D Shares. Except as described in Item 4 above in the past sixty days from the date of this statement, none of the persons listed in paragraph (a) above have purchased or sold any of the acquired ADSs each representing seven Class D Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS


2(a)*     Press release of GTE Corporation dated November 20, 1996

2(b)      Share Exchange Agreement dated December 18, 1998

3(a)*     Stock Purchase and Sale Agreement dated December 3, 1991

3(b)* Provisions of the Association Agreement dated August 1, 1991 relating to voting and transfer




* Previously Filed

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               GTE CORPORATION


Date:  December 23, 1998                By:    /s/ MARIANNE DROST
                                               -----------------------------
                                                   Marianne Drost, Secretary




                                           GTE VENEZUELA INCORPORATED


Date:  December 23, 1998                By:    /s/ MARIANNE DROST
                                               -----------------------------
                                                   Marianne Drost, Secretary

                                                                      SCHEDULE A

GTE CORPORATION

(a) Executive Officers
 Name and Address                     Principal Occupation                   Citizenship
 ----------------                     --------------------                   -----------
 Charles R. Lee*                      Chairman, Chief Executive Officer      United States
                                      and Chief Operating Officer, GTE
                                      Corporation

 Kent B. Foster*                      President, GTE Corporation             United States

 Michael T. Masin*                    Vice Chairman and President -          United States
                                      International, GTE Corporation

 Thomas W. White*                     Senior Executive Vice President-       United States
                                      Market Operations, GTE Corporation

 William P. Barr*                     Executive Vice President Government    United States
                                      and Regulatory Advocacy and
                                      General Counsel, GTE Corporation

 James A. Attwood, Jr.*               Executive Vice President -             United States
                                      Strategic Development and Planning,
                                      GTE Corporation

 Armen Der Marderosian*               Executive Vice President -             United States
                                      Technology and Systems, GTE
                                      Corporation

 Daniel P. O'Brien*                   Executive Vice President - Finance,    United States
                                      GTE Corporation

 J. Randall MacDonald*                Executive Vice President - Human       United States
                                      Resources and Administration, GTE
                                      Corporation

 Mary Beth Bardin*                    Senior Vice President -                United States
                                      Public Affairs and Communications,
                                      GTE Corporation

 Paul R. Shuell*                      Vice President and Controller,         United States
                                      GTE Corporation

 Jan L. Deur*                         Acting Treasurer, GTE                  United States
                                      Corporation

 (b)  Directors

 Name and Address                     Principal Occupation                    Citizenship
 ----------------                     --------------------                    -----------

 Edwin L. Artzt*                      Chairman of the Executive              United States
                                      Committee and Director of The
                                      Procter & Gamble Company

 James R. Barker*                     Chairman of The Interlake Steamship    United States
                                      Co. and Vice Chairman of Mormac
                                      Marine Group, Inc. and the Moran
                                      Towing Company

 Edward H. Budd*                      Retired Chairman of the Board        United States
                                      of the Travelers Group

 Robert F. Daniell*                   Retired Chairman of United           United States
                                      Technologies Corporation

 Kent B. Foster*                      President, GTE Corporation           United States

 James L. Johnson*                    Chairman Emeritus, GTE               United States
                                      Corporation

 James L. Ketelsen*                   Retired Chairman of Tenneco Inc.,    United States
                                      GTE Corporation

 Charles R. Lee*                      Chairman, Chief Executive Officer    United States
                                      and Chief Operating Officer, GTE
                                      Corporation

 Michael T. Masin*                    Vice Chairman and President-         United States
                                      International, GTE Corporation

 Sandra O. Moose*                     Senior Vice President, Director      United States
                                      and Chair of the East Coast
                                      Practice, The Boston Consulting
                                      Group, Inc.

 Russell E. Palmer*                   Chairman and Chief Executive         United States
                                      Officer of The Palmer Group

 John W. Snow*                        Chairman President and               United States
                                      Chief Executive Officer
                                      CSX Corporation

 Robert D. Storey*                    Partner with the Cleveland law       United States
                                      firm of Thompson, Hine and Flory
                                      LLP
GTE VENEZUELA INCORPORATED

(a) Executive Officers

 Name and Address                     Principal Occupation                 Citizenship
 ----------------                     --------------------                 -----------
 Fares F. Salloum*                    President, GTE Venezuela             Canada
                                      Incorporated

 Alfred C. Giammarino*                Vice President-Finance and           United States
                                      Planning, GTE Venezuela
                                      Incorporated; Vice President-
                                      Finance, International Operations
                                      Group of GTE Service Corporation

 Andrew T. Jones*                     Vice President, GTE Venezuela        United States
                                      Incorporated; Vice President-
                                      Operations Support, International
                                      Operations Group of GTE Service
                                      Corporation

 Paul R. Shuell*                      Controller, GTE Venezuela            United States
                                      Incorporated; Vice President and
                                      Controller, GTE Corporation

 Marianne Drost*                      Secretary, GTE Venezuela             United States
                                      Incorporated and GTE Corporation

 Daniel P. O'Brien*                   Vice President and Treasurer,        United States
                                      GTE Venezuela Incorporated;
                                      Executive Vice President-Finance,
                                      GTE Corporation

 J. Goodwin Bennett*                  Assistant Secretary,                 United States
                                      GTE Venezuela Incorporated

 Ronald B. Spring*                    Assistant Secretary,                 United States
                                      GTE Venezuela Incorporated

 Londa C. Perrett*                    Assistant Secretary,                 United States
                                      GTE Venezuela Incorporated

 Jan L. Deur*                         Assistant Treasurer,                 United States
                                      GTE Venezuela Incorporated

 Bernd A. Meier*                      Assistant Treasurer,                 United States
                                      GTE Venezuela Incorporated


(b) Directors

 Name and Address                     Principal Occupation                 Citizenship
 ----------------                     --------------------                 -----------
 Marianne Drost*                      Secretary, GTE Corporation           United States

 Alfred C. Giammarino*                Vice President-Finance,              United States
                                      International Operations Group of
                                      GTE Service Corporation

 Fares F. Salloum*                    President, GTE Venezuela             Canada
                                      Incorporated


*Business address at 1255 Corporate Drive, Irving, Texas 75038

                                EXHIBIT INDEX



EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
  2(b)                  SHARE EXCHANGE AGREEMENT DATED DECEMBER 18, 1998